As filed with the Securities and Exchange Commission on January 31, 2003.

                                                        Registration No: 0-50124

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          _____________________________


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                            SOUTHWEST MORTGAGE CORP.
                 (Name of Small Business Issuer in Its Charter)


                Delaware                                42-1555574
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

             7823 Stanford
             Dallas, Texas                                 75225
(Address of Principal Executive Offices)                 (Zip Code)

                                 (214) 369-9287
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12 (b) of the Exchange Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered
-----------------------------           ----------------------------------------
            None                                         None

         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.0001 par value
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                             NO.

PART I.........................................................................1
ITEM 1. DESCRIPTION OF BUSINESS................................................1
     History...................................................................1
     Business Plan.............................................................1
     Strategy..................................................................2
     Marketing.................................................................4
     Operating Plan/Corporate Structure........................................4
     Government Regulation.....................................................5
     Competition...............................................................6
     Capital Requirements......................................................6
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND PLAN OF OPERATION.................................................7
ITEM 3.  DESCRIPTION OF PROPERTY...............................................8
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........8
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........9
     Directors and Executive Officers..........................................9
     Committees of the Board of Directors......................................9
ITEM 6.  EXECUTIVE COMPENSATION................................................9
     Executive Officers........................................................9
     Executive Compensation....................................................9
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................10
ITEM 8.  DESCRIPTION OF SECURITIES............................................10
     Capital Stock............................................................10
     Provisions Having A Possible Anti-Takeover Effect........................10
ADDITIONAL INFORMATION........................................................10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA................11
PART II.......................................................................11
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS......................................11
     Market Information.......................................................11
        Holders...............................................................12
        Dividends.............................................................12
ITEM 2.  LEGAL PROCEEDINGS....................................................12
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING DISCLOSURE................................................12
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES..............................12
ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS............................12
PART F/S......................................................................14
PART III......................................................................14
ITEM 1.  INDEX TO EXHIBITS....................................................14
ITEM 2.  DESCRIPTION OF EXHIBITS..............................................14
SIGNATURES....................................................................14


                                      (i)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

History

         Southwest Mortgage Corp. was incorporated in Delaware on October 24, 2002. On October 24, 2002, pursuant to an Agreement and Plan of Merger, we issued an aggregate of 500,000 shares of our common stock, or approximately 5% of our issued and outstanding common stock, to 454 creditors of Nor-Tex Distributing, Inc. Acquisition Corp. ("Nor-Tex"). The 500,000 shares were issued in accordance with the terms of the Amended Joint Plan of Reorganization (the "Bankruptcy Plan"), to which Nor-Tex was a party, as confirmed by the United States Bankruptcy Court for the Northern Division of Texas-Dallas Division on October 10, 2000. The shares are not deemed to be restricted and not subject to registration under Section 5 of the Securities Act of 1933, as amended (the "Act") as they were issued in accordance with the provisions of Section 1145 of the U.S. Bankruptcy Code. We were the surviving corporation in the merger.

         At the present time, we have no current business operations. At the time of the merger, Nor-Tex had no assets, liabilities or operations. Nor-Tex was dissolved by operation of law as a result of the merger. The valuation of the common stock issued in the merger transaction equaled $.0001 per share and was established through arms-length negotiations based on our business prospects and the requirements placed upon Nor-Tex by the Bankruptcy Plan. We entered into this transaction to expand our stockholder base so as to assist in the creation of a public market for shares of our common stock.

         As a result of the merger transaction, our current capitalization structure is as follows:

                            No. of Shares               No. of Shares
                             Outstanding                 Outstanding
                            Before Merger        %      After Merger          %
                            -------------     -----     -------------      -----
Paul Interrante(1)           10,000,000        100%      10,000,000          95
All Other Stockholders           -0-           -0-         500,000           5

__________________
(1) Paul Interrante is the sole officer and director of our company

Business Plan

         General. Our business plan is to derive revenue from the origination of residential mortgage loans in Texas. The ability to implement our business plan is contingent on us raising a minimum of $450,000. We will seek to raise the necessary funds through either the sale of debt or equity securities. We have yet to develop the terms of such an offering or definitively establish who our prospective investors might be. For additional discussion regarding our capital needs, please see page 6, under this heading "Capital Requirements".

         Expansion beyond the State of Texas is not presently foreseen. However, if opportunities to expand beyond the State of Texas arise, we will review our available capital and the regulatory environment in the applicable jurisdiction so as to determine the viability of such an expansion opportunity. Once operations are commenced, we will seek to match our clients with mortgage lenders with whom we have contractual relationships. At the present time, no such relationships have been developed. We believe that such relationships can however be easily established once we are able to commence operations. Through this matching process we intend to derive fee income in exchange for services provided. The services we intend to provide include:

         o        Home purchase loans
         o        Home improvement loans
         o        Refinancing of existing mortgage loans
         o        Home equity loans

         By originating residential loans, we hope to participate in this fee-based business, which takes advantage of industry wide underwriting and approval standards, as well as uniform application and documentation practices. The mortgage loans we originate will not be financed by us but rather by traditional mortgage lenders such as the FNMA (Fannie Mae) and FHLMC (Freddie
Mac) and institutional lenders such as Countrywide Home Loans and GMAC Home Loans. We presently do not have contractual relationships with these or any other mortgage lenders. We intend to use various origination methods and strategies to solicit, originate, close, and sell residential mortgage loans to various wholesale mortgage lenders. Wholesale mortgage lenders are principally in the business of funding residential mortgage loans that are originated by third party originators or mortgage brokers, such as our company.

         By acting as third party mortgage originator we will be able to take advantage of existing technology to process mortgage loans. We will utilize origination software to uniformly transmit applicant information to credit scoring agencies and wholesale mortgage lenders. We intend to implement underwriting submission software to obtain "on the spot" loan approval for mortgage applicants. This technology will allow us to submit loans approved by Fannie Mae and Freddie Mac to wholesale lenders for competitive pricing. Such a process creates a virtual auction for the right to fund the applied for loan. We believe the ability to utilize available technology will allow us to maintain a competitive advantage in the marketplace over traditional mortgage brokers who conduct business by physically compiling and transporting paper files to mortgage lenders. This process is time consuming, inefficient and inflexible given that only one lender can review a submitted file at any given time.

         Strategy. We believe that the mortgage origination industry remains a "service " industry. The combination of experienced loan originators and back-office support personnel is necessary for us to successfully implement our business strategy. We believe that qualified personnel are available; however, it is incumbent that our business model generates sufficient loan origination volume to allow us to adequately compensate our employees so as to ensure retention.

         We intend to present the loans we originate to a variety of wholesale lenders with whom we will seek to establish relationships, while in turn creating a fee structure and pricing techniques geared to offering the most competitive interest rates to potential customers. We hope to offer 1/8% to 1/4 % discounts to our customers by presenting their applications to lenders offering the most competitive rates. If successful, we will then be able to generate revenue through (i) loan fees collected from borrowers, (ii) service release premium fees, and (iii) selling advertising on our to be developed website.

         Collection of various loan fees is typical in residential mortgage transactions. Usual and customary fees can include: loan origination fees - also known as "points", application fees, processing fees, underwriting fees, funding fees, and documentation fees. These fees will be collected and earned by us on each mortgage loan originated. On home purchase loans, these fees are usually paid in cash at closing. On refinance transactions, often the fees are financed in with the loan, with the funding lender paying us for all earned fees. The fees associated with a traditional home purchase loan or refinance transactions represent on average two to three percent of the loan amount.

         Certain fees are a fixed while others are variable according to the amount of the loan being provided. Variable fees are occasionally negotiated down, since the incremental cost of additional loan volume provided is zero. The general marketplace is relatively price elastic regarding fees, thus making the interest rate the determining factor for many mortgage applicants in deciding which mortgage company to use. However, in certain cases, cash out of pocket is more important to a mortgage customer. We will use alternative fee and pricing structures such as " no money out of pocket" loans, to also accommodate these customers.

         Service release premium fees ("SRP") are earned by and paid to the mortgage broker from the wholesale lender after loan closing. The SRP paid is a function of interest rate and loan amount. The higher the note rate and loan amount, the higher the SRP to be earned by the company. SRP fees usually equal 1/2 % to 2% of the loan amount and as such can be a significant source of incremental loan revenue, depending on the rate sensitivity of individual clients and rate volatility at particular points in time.

         We do not believe we will experience significant interest rate risk because loan rates will be guaranteed to customers and wholesale lenders simultaneously. Common business practice does not involve payment of any rate guaranty fees or non- delivery fees by brokers to wholesale lenders. Thus, risk is minimized for mortgage brokers. We will make no forward commitments to any wholesale lender or agency. For this reason, no hedging activities will be required.

         Our business could be negatively impacted by an increase in market interest rates. If market interest rates rise significantly from current levels, it is likely that the demand for home loans and refinancings will decrease, which will likely have a negative impact on our business. If there is an increase in market interest rates, we can not be sure how much of an increase is necessary before we will experience a slow down in our ability to generate revenue.

         Assuming we are able to raise adequate capital through either the sale of our debt or equity securities or traditional bank financing, we will develop a website that provides potential customers with information to assist homebuyers in making educated decisions on what will be the largest purchase many of them will ever make. Information provided will include: mortgage calculators, mortgage and real estate terms definitions, negotiating tips, do's and don'ts when buying a home, links to tax authorities and an online application process.

         We intend to market the website to potential advertisers including: realtors, title companies, attorneys, home inspection companies, moving companies, and insurance companies. We will either charge an advertising fee for the banner space or seek reciprocal banner advertising on our advertisers' websites.

         Marketing. We will seek to attract loan customers through several means including:

         o        Direct marketing activities by loan originators
         o        Advertising
         o        Personal contacts and referrals

         Commissioned loan origination representatives will perform direct marketing activities. Assuming our ability to raise adequate capital, we anticipate initially engaging up to six loan origination representatives. These individuals will share in up to 1/2% of earned loan origination fees and SRP's. Loan originators will seek direct referrals from real estate professionals such as realtors, homebuilders, and title companies, and will attempt to generate clients through advertising and cold calling. This will be the primary way we will generate revenue. We will supply phones, office equipment, and advertising for the benefit of our loan originators.

         Advertising in mediums such as the Internet, television, radio and print is expected to also bring interested mortgage applicants to our company. Assuming development, links to our website from complementary service providers and referrals from previous customers and real estate professionals represent additional opportunities to attract new customers. The extent of our referral base will be dependant on customer satisfaction, upon which we intend to place a premium.

         We may also pay referral fees to our advertisers and others who help promote our company. However, certain federal regulations such as the Real Estate Settlement Procedures Act prohibit referral type fees on an individual transaction basis for any party that is related to a particular residential mortgage loan transaction. We intend to strictly follow all applicable federal and state laws regarding this aspect of our business.

Operating Plan/Corporate Structure

         In order to operate successfully, we will need to establish a minimal business infrastructure. Immediate infrastructure needs include the following:

         o        Retail office space of approximately 2000 square feet
         o        Office furnishings, and equipment
         o        Staff,   including   lender  liaison  rep,   receptionist  and
                  experienced loan documentation clerk
         o        Loan origination software
         o        Telephone, facsimile, and high speed data lines

         In addition to office support staff, our corporate structure will initially include an executive officer, loan originators and managers.

         Executive management will likely include our President and a chief financial officer. At present, we do not have the capital to hire a chief financial officer and none will be retained until his/her salary can be paid from available cash flow. Our President will fulfill the duties of the chief financial officer until such time as one is retained. Our executive management team will have experience in the loan origination/banking/mortgage industry, and will be compensated on a salary basis, with bonuses based on originated volume and profitability.

         Loan originators will be responsible for marketing our loan services and interacting with individual borrowers and internal staff. The typical loan originator will have 3+ years in loan origination experience and will be asked to average $1 million per month in originated loan volume. Loan originators will be compensated on a commission basis of approximately 1/2% of loan origination fees that are paid to the company.

         Originating managers will be responsible for both originating mortgage loans and supervising the activities of up to five loan originators. Such persons will not be retained until origination volume merits their employment. Our President will act in this capacity for the present time. Originating managers will recruit, train and motivate the loan originators in their individual business units. The typical originating manager will have both loan origination and management experience, and average $1.5 million per month in originated loan volume. Originating managers will be compensated based on their own personally originated loan volume, plus the loan volume originated by their team.

         Office staff will be compensated with market based salaries and bonuses based on aggregate loan production and profitability.

Government Regulation

         The residential mortgage loan business is subject to the laws, rules and regulations of the Department of Housing and Urban Development (HUD). The industry also conforms to policies established by Fannie Mae and Freddie Mac. These entities, among other things, ensure compliance with federal statues that address disclosures of interest rates, finance charges and other fees that may be charged, prohibit discrimination and impose qualification and licensing obligations. Applicable regulations also impose various reporting and net worth requirements. We will therefore be subject to inspection by Fannie Mae and Freddie Mac. Our failure to comply with these requirements could lead to, among other things, the loss of approved status with mortgage lenders, demands for indemnification or mortgage loan repurchases, and administrative enforcement actions.

         The lending involved with the retail mortgage loans handled by us also requires compliance with Federal lending and credit regulations, including but not limited to, the Federal Truth-in-Lending Act and Regulation Z thereunder, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Homeownership and Equity Protection Act of 1994, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder, the Federal Debt Collection Practices Act, the Fair Credit Reporting Act of 1970 and the various laws and regulations imposed by the state of Texas.

         We are subject to audits by Fannie Mae, Freddie Mac and any other wholesale lenders with whom we have contractual relationships. We intend to implement internal controls and operations designed to insure compliance with all of these regulations, preparation of all required documents and disclosures, compliance with limitations on interest rates and charges.

         Once we develop our website and initiate operations on the Internet, we do not believe we will be subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local government organizations may lead to laws or regulations concerning various aspects of business on the Internet, including:

         o        user privacy,
         o        taxation,
         o        content,
         o        access charges,
         o        liability for third-party activities, and
         o        jurisdiction.

         Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for us to comply and could affect the way we intend to conduct our business, which could adversely impact our results of operations. We cannot assure you that once operations are commenced, we will be in full compliance with applicable laws, rules and regulations.

         If we cannot comply with applicable laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected.

Competition

         There exist several hundred mortgage brokers within the State of Texas. Each year a greater percentage of all mortgage loans originated in the state are done by mortgage brokers. Many banks and wholesale lenders prefer wholesale lending to direct lending because the lending costs to them are lower. Loan brokers are more adaptable and can flourish when banks can not because they adapt to changing business environments more easily, are able to serve a diverse client base, and utilize commissioned originators more effectively, all without significant overhead.

         Our competition will come from larger, better-capitalized companies such as Discount Mortgage Source, American Home Mortgage Holdings, Inc., First Financial Corp., Home Capital Investment Corp and Delta Financial, as well as smaller, regional mortgage brokers. There is no assurance that we will be able to successfully compete against the more established corporations identified above or against those more regional in scope. Upon proper capitalization, we will purchase and utilize several forms of technology that we believe only a small percentage of smaller regional brokers have access to because of the cost associated with acquiring, implementing and servicing such software and necessary hardware. This technology, allowing for vastly improved customer service and loan delivery, will potentially give us a competitive advantage over many smaller loan brokerage companies currently operating in Texas.

         Our plan for using loan originators will also differ from most larger origination companies. Typically, firms use an approach that emphasizes the use of as many commission based loan originators as possible. We intend to actively recruit a smaller number of the most successful, experienced loan originators. This more streamlined approach will reduce operating cost so as to allow us to pay loan originators a higher than industry standard share of fees collected thus motivating them to generate more loan volume.

Capital Requirements

         We must raise either equity capital or incur debt to successfully implement the business plan. We must raise a minimum of $450,000 in order to successfully launch our business and operate until cash flow is sufficient to fund operations, which we believe to be nine months following the date our minimal capital requirement of $450,000 is raised. If we raise less than this minimum, we will not be able to initiate our business plan. The capitalization will be primarily be used for the following:

             Expense Item                                              Cost
             ------------                                              ----
             Rent                                                    $15,000 *
             Office Equipment                                         20,000 **
             Salaries                                                 63,000 *
             Software Licensing/IT Support                            50,000 *
             Telephone System/Line Charges                            12,000 *
             Website Development/Maintenance                          30,000 *
             Working Capital                                          10,000 *

         _________________
         *   Projected cost over a nine month period.
         ** One time expense

         We will be required by Fannie Mae and Freddie Mac to maintain a $250,000 net capital account.

         It is anticipated that these funds will come from the private sale of our equity or debt securities. An offering has not been undertaken and it is difficult for management to say that if an offering is initiated, that it will be successful. Without this level of funding, our business plan cannot be implemented. We expect that it will take nine months to hire six high producing loan originators, and start producing meaningful revenue and earnings.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

         We currently have no revenues, no operations and own no assets. We will rely on funds raised from private sales of our securities to implement our business plan. Mr. Interrante is under no legal obligation to provide any capital to us. We can give no assurance that we will be able to raise any funds for our plan of operations. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

         As of the date of this registration statement, we have been unable to determine the level of interest of any private investor of financial institution in our securities or proposed plan of operations. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. To further enhance our capital raising efforts we intend to make application to have our securities quoted on the OTC Bulletin Board. We will not be eligible to have our securities quoted on the OTC Bulletin Board until such time as the SEC has concluded its review of this Registration Statement. If we are unable to secure financing within the next six months, we will be forced to reevaluate the viability of our business plan, which may result in us completely abandoning our proposed plan of operations.

         Our expenses are presently nominal, and until such time as we complete a private placement of securities, our sole officer and director, Paul
Interrante, intends to provide the necessary working capital to meet our operating expenses, but he is under no legal obligation to do so.

         Our certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede a potential takeover of our company, which takeover may be in the best interest of our stockholders. Also, we have approximately 89,500,000 shares which are authorized, but which are as yet unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

         As stated in our auditor's report attached to the financial statements constituting part of this registration statement, substantial doubt exists about our ability to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY

         We have no corporate office space under lease at this time. We currently operate out of office space at 7823 Stanford, Dallas, Texas 75225 that has been provided to us by our sole officer and director. We pay no rent or other fees to Mr. Interrante, nor are any being accrued. Mr. Interrante is under no obligation to provide rent-free office space to our company, nor has Mr. Interrante incurred any significant expenses on our behalf at this time. We neither pay nor are we under any obligation to pay rent to Mr. Interrante. We will seek to move our operations to a suitable leased facility if we are able to raise at least $450,000 of capital from private investors.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of January 31, 2003, certain information with respect to the beneficial ownership of our common stock by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

                                          Shares           Percentage of
                                       Beneficially           Shares
              Name(1)                      Owned         Beneficially Owed
------------------------------------ ------------------ --------------------
Paul Interrante                         10,000,000              95%
Executive officers and directors
as a group (one person)                 10,000,000              95%
_______________
(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o Southwest Mortgage Corp., 7823 Stanford, Dallas, Texas 75225.

         We currently have 10,500,500 outstanding shares of common stock of which 500,000 shares are owned by approximately 453 persons. The remaining 10,000,000 shares are owned by our principal stockholder as noted in the above table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following sets forth information concerning our sole officer and director, including his age, present principal occupation and other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

         Name                    Age                       Position
---------------------------    --------    -------------------------------------
Paul Interrante                  37          President, Secretary and Director

         Paul Interrante, has been the President, Secretary and sole director of our company since inception. Mr. Interrante was neither an officer, director, nor general partner of Nor-Tex prior to or at the time it sought bankruptcy protection. Mr. Interrante has over fifteen years of management and consulting experience in areas that include mortgage banking and marketing. However, Mr. Interrante has no prior experience in operating development stage companies. From 1995 to 1997 Mr. Interrante served as manager of SAMCO Mortgage, Inc. a Dallas Texas based mortgage loan origination company. From 1997 to 2000 Mr. Interrante served as an officer of Stratford Mortgage, a Greenville, Texas based loan origination company. Since September 1999, Mr. Interrante has been employed by Fujitsu Network Communications in Richardson, Texas. Mr. Interrante has a BS in Finance from Southern Methodist University.

         Our sole officer and director holds office until the next annual meeting of our stockholders, and until his successor has been elected and qualified. Our sole officer serves at the discretion of our Board of Directors.

Committees of the Board of Directors

         Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Officers

         Our Board appoints the executive officers to serve at the discretion of the Board. Mr. Interrante is our sole officer and director. Our directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Executive Compensation

         Mr. Interrante has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. Mr. Interrante will receive no compensation for his services until we achieve at least $150,000 in income from operations. Mr. Interrante's initial compensation will not exceed $100,000 annually.

         We do not have any employment or consulting agreements with any parties nor do we have a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         To our knowledge, there are no relationships or transactions that require disclosure.

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

         Our authorized capital stock consists of 100 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the year 2002 or in the foreseeable future.

         Pursuant to our certificate of incorporation, the Board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

         Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and Plan of Operation" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         There is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock. We are filing this registration statement on Form 10-SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. T.R. Winston & Company, Inc. has agreed to make an application to the National Association of Securities Dealers, Inc., or NASD to have our securities quoted on the OTC Bulletin Board. Our application for trading our common stock on the OTC Bulletin Board will not be approved until the SEC has concluded its review of this registration statement. Except as disclosed herein, we have not nor has any one acting on our behalf engaged in any preliminary discussions or entered into any understanding or agreements with any market maker regarding participation in a future trading market for our securities.

         Holders. As of January 31, 2003, there were a total of 10,500,000 shares of our common stock outstanding, held by approximately 454 stockholders of record.

         Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Southwest Mortgage Corp. was incorporated in Delaware on October 24, 2002. Mr. Interrante received 10 million shares of our common stock pursuant to an exemption from registration afforded by Section 4(2) of the Act. The shares acquired by Mr. Interrante were delivered in consideration of services rendered and cash contributed having a value of $1,000.00. On October 24, 2002, pursuant to an Agreement and Plan of Merger, we issued an aggregate of 500,000 shares of our common stock, or approximately 5% of our issued and outstanding common stock, to 454 creditors of Nor-Tex. Halter Financial Group, Inc. received 350,000 of the 500,000 shares issued in this transaction. Halter Financial Group, Inc. is not affiliated with our company except as a stockholder.
Furthermore, there are no contractual relationships between Halter Financial Group, Inc and us. The shares were issued in accordance with the exemption from the registration requirements of Section 5 of the Act provided by Section 1145 of the United States Bankruptcy Code. At the time of the merger, Nor-Tex had no assets and no liabilities. We were the surviving corporation in the merger.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification that we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

         o        conducted himself in good faith;

         o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

         o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our directors shall be personally liable to use or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

                                    PART F/S

         The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B. PART III

ITEM 1.  INDEX TO EXHIBITS

         See attached Index to Exhibits.

ITEM 2.  DESCRIPTION OF EXHIBITS

         The following documents are filed as exhibits to this Registration Statement

   Exhibit
   Number                       Description of Exhibit
--------------    --------------------------------------------------------------
     3.1*         Certificate of Incorporation of Southwest Mortgage Corp.
    3.2*          Bylaws of Southwest Mortgage Corp.
    4.1*          Form  of  Certificate  Evidencing  Ownership  of  Registrant's
                  Common Stock.
   10.1*          Agreement  and Plan of Merger dated  October 24, 2002,  by and between  Southwest  Mortgage Corp.  and Nor-Tex  Distributing,
                  Inc. Acquisition Corp.

__________________________
* Previously filed as an Exhibit to the Registration Statement on Form 10-SB as filed by the company with the SEC on December 12, 2002.


                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SOUTHWEST MORTGAGE CORP.


DATE: January 31, 2003                           By: /s/ Paul Interrante
                                                    ----------------------------
                                                    Paul Interrante, President
                                                    and Chief Accounting Officer

                            SOUTHWEST MORTGAGE CORP.

                                    CONTENTS


                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                          F-2

Financial Statements

   Balance Sheet
     as of November 30, 2002                                                F-3

   Statement of Operations
     for the period from October 24, 2002 (date of
       incorporation) through November 30, 2002                             F-4

   Statement of Changes in Stockholders' Equity
     for the period from October 24, 2002 (date of
       incorporation) through November 30, 2002                             F-5

   Statement of Cash Flows
     for the period from October 24, 2002 (date of
       incorporation) through November 30, 2002                             F-6

   Notes to Financial Statements                                            F-7

S. W. HATFIELD, CPA
certified public accountants

Member:    Texas Society of Certified Public Accountants
           Press Club of Dallas



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Shareholders
Southwest Mortgage Corp.

We have audited the accompanying balance sheet of Southwest Mortgage Corp. (a Delaware corporation and a development stage company) as of November 30, 2002 and the related statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the period from October 24, 2002 (date of incorporation) through November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Mortgage Corp. as of November 30, 2002 and the results of its operations and cash flows for the period from October 24, 2002 (date of incorporation) through November 30, 2002, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company is in the organization and start-up phase. The Company is primarily dependent upon its initial capitalization to provide working capital. This situation raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                     S. W. HATFIELD, CPA
Dallas, Texas
December 4, 2002


                      Use our past to assist your future sm
(secure mailing address)                   (overnight delivery/shipping address)
P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)
                                  BALANCE SHEET
                                November 30, 2002


                                                                   November 30,
                                                                       2002
                                     ASSETS                        ------------
                                     ------
Current assets
   Cash on hand and in bank                                        $      1,000
                                                                   ------------

       Total current assets                                               1,000
                                                                   ------------

Total Assets                                                       $      1,000
                                                                   ============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Accounts payable - trade                                        $      2,000


Commitments and contingencies


Stockholders' equity
   Preferred stock - $0.0001 par value
     10,000,000 shares authorized
     None issued and outstanding                                           --
   Common stock - $0.0001 par value
     100,000,000 shares authorized
     10,500,000 shares issued and outstanding                             1,050
   Additional paid-in capital                                               (50)
   Deficit accumulated during the development stage                      (2,000)
                                                                   ------------

     Total stockholders' equity                                          (1,000)
                                                                   ------------

Total Liabilities and Stockholders' Equity                         $      1,000
                                                                   ============



The accompanying notes are an integral part of these financial statements.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)
                STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
 Period from October 24, 2002 (date of incorporation) through November 30, 2002


                                                                  Period from
                                                               October 24, 2002
                                                           (date of incorporation)
                                                                    through
                                                               November 30, 2002
                                                               -----------------
Revenues                                                       $            --

Cost of Sales                                                               --
                                                               -----------------

Gross Profit                                                                --
                                                               -----------------

Operating expenses
   Organizational, start-up and merger costs                               2,000
   General and administrative expenses                                      --
   Depreciation and amortization                                            --
                                                               -----------------

     Total operating expenses                                              2,000
                                                               -----------------

Loss from operations and
   before provision for income taxes                                      (2,000)

Provision for income taxes                                                  --
                                                               -----------------

Net Loss                                                                  (2,000)

Other comprehensive income                                                  --
                                                               -----------------

Comprehensive Loss                                             $          (2,000)
                                                               =================

Loss per weighted-average share of common stock outstanding,
   computed on net loss - basic and fully diluted                            nil
                                                               =================

Weighted-average number of common shares outstanding                  10,500,000
                                                               =================



The accompanying notes are an integral part of these financial statements.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
 Period from October 24, 2002 (date of incorporation) through November 30, 2002


                                                                         Deficit
                                                                       accumulated
                                   Common Stock         Additional      during the
                            -------------------------     paid-in      development
                               Shares        Amount       capital         stage          Total
                            -----------   -----------   -----------    -----------    -----------

Common stock
   issued at initial
   capitalization            10,000,000   $     1,000   $      --      $      --      $     1,000

Issuance of stock
   pursuant to Section
   1145 of the Bankruptcy
   Code concurrent with
   the merger with Nor-
   Tex Distributing, Inc.
   Acquisition Corp.            500,000            50           (50)          --             --

Net loss for the period            --            --            --           (2,000)        (2,000)
                            -----------   -----------   -----------    -----------    -----------
Balances at
   November 30, 2002         10,500,000   $     1,050   $       (50)   $    (2,000)   $    (1,000)
                            ===========   ===========   ===========    ===========    ===========


















The accompanying notes are an integral part of these financial statements.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)
                             STATEMENT OF CASH FLOWS
 Period from October 24, 2002 (date of incorporation) through November 30, 2002


                                                               Period from
                                                            October 24, 2002
                                                         (date of incorporation)
                                                                 through
                                                            November 30, 2002
                                                           -------------------

Cash flows from operating activities
   Net loss for the period                                 $            (2,000)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Depreciation and amortization                                      --
       Increase (Decrease) in
         Accounts payable - trade                                        2,000
                                                           -------------------
Net cash used in operating activities                                     --
                                                           -------------------

Cash flows from investing activities                                      --
                                                           -------------------


Cash flows from financing activities
   Proceeds from sale of common stock                                    1,000
                                                           -------------------

Net cash provided by financing activities                                1,000
                                                           -------------------

Increase in Cash                                                         1,000

Cash at beginning of period                                               --
                                                           -------------------

Cash at end of period                                      $             1,000
                                                           ===================

Supplemental disclosure of
   interest and income taxes paid
   Interest paid for the period                            $              --
                                                           ===================

   Income taxes paid for the period                        $              --
                                                           ===================




The accompanying notes are an integral part of these financial statements.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - Organization and Description of Business

Southwest Mortgage Corp. (Company) was incorporated on October 24, 2002 under the laws of the State of Delaware. The Company was formed to originate residential mortgage loans in the State of Texas.

The Company has had no substantial operations or substantial assets since inception. Accordingly, the Company is considered in the development stage.


NOTE B - Merger Transaction

On October 24, 2002, the Company merged with Nor-Tex Distributing, Inc. Acquisition Corp., a Texas corporation which was an entity offered as a merger candidate to privately-held companies seeking to become publicly-owned.

On August 21, 2000, Nor-Tex Distributing, Inc. Acquisition Corp, (formerly Nor-Tex Distributing, Inc.) (Nor-Tex) filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Northern District of Texas - Dallas Division (Bankruptcy Court). Nor-Tex's bankruptcy action was combined with a similarly filed action of five other related entities; Hospitality Companies, Inc., HCI Acquisition 1998-1, Inc., HCI Acquisition 1998-2, Inc., Shackelford, Incorporated, and Shepherd Food Equipment, Inc. (all Texas corporations). All assets, liabilities and other claims against Nor-Tex were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the six entities otherwise remained separate corporate entities. During the period from August 21, 2000 through October 10, 2000, (the effective date of the Joint Plan of
Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Joint Plan of Reorganization (Plan) was approved by the United States Bankruptcy Court, Northern District of Texas - Dallas Division on October 10, 2000. The Plan, which contemplated Nor-Tex entering into a merger transaction, provided that all of Nor-Tex's unsecured creditors would receive "new" shares of the Company's post- reorganization common stock, pursuant to Section 1145 of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan, attached to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against Nor-Tex prior to the contemplated merger transaction.

The merger of the Company and Nor-Tex on October 24, 2002, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", was treated as a purchase of Nor-Tex by the Company with the assets ($-0-) and liabilities ($-0-) of Nor-Tex being reset to fair market value on the date of the merger. The Company is the accounting acquiror for both legal and financial statement purposes. There was no consideration and no liabilities assumed by the Company in the merger transaction. In accordance with the provisions of Section 1145 of the Bankruptcy Code, the "new" shares of Nor-Tex, as defined in the Plan, were issued by the Company as a component of the October 24, 2002 merger transaction. This action satisfied the anticipated merger transaction contemplated in the Plan and effected Nor-Tex's final discharge of the bankruptcy action.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)

                          NOTES TO FINANCIAL STATEMENTS


NOTE B - Merger Transaction - Continued

For the period from October 10, 2000 (date of bankruptcy settlement) through October 24, 2002, Nor-Tex was also a development stage enterprise with no assets, liabilities or operations as its business purpose was the identification of and consummation of a business combination transaction through either acquisition or merger with another entity as set forth in the Plan.


NOTE C - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has adopted a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented


NOTE D - Going Concern Uncertainty

As the Company has just been formed and is in the process of formalizing its initial business plan, the Company is considered in the development stage and, as such, has generated no significant operating revenues.

The Company's current management anticipates that the initial capitalization will be sufficient to maintain the corporate status of the Company in the immediate future. Because of the Company's lack of operating assets, the Company's continuance may become fully dependent either future sales of securities and/or advances or loans from significant stockholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE E - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Organization, start-up and merger costs
     ---------------------------------------

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation, initial capitalization, and merger activities of the Company were charged to operations as incurred.

3.   Income Taxes
     ------------

     The Company uses the asset and liability method of accounting for income taxes. At November 30, 2002, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

4.   Earnings (loss) per share
     -------------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of November 30, 2002, the Company had no warrants and/or options outstanding.


NOTE F - Related Party Transaction

As the Company is in the embryonic stages of development, the Company has no office facilities and currently maintains only a mailing address in Dallas, Texas. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future until the Company raises at least $450,000 in capital from private investors. The Company pays no rent or other fees for the use of the mailing address.

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE G - Income Taxes

The components of income tax (benefit) expense for the period from October 24, 2002 (date of incorporation) through November 30, 2002 is as follows:

                                                                Period from
                                                             October 24, 2002
                                                         (date of incorporation)
                                                                 through
                                                            November 30, 2002
                                                            -----------------

     Federal:
       Current                                              $            --
       Deferred                                                          --
                                                            -----------------
                                                                         --
                                                            -----------------
     State:
       Current                                                           --
       Deferred                                                          --
                                                            -----------------
                                                                         --
                                                            -----------------
       Total                                                $            --
                                                            =================

The Company has a nominal net operating loss carryforwards for income tax purposes. The amount and availability of any net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense (benefit) for the period from October 24, 2002 (date of incorporation) through November 30, 2002 differed from the statutory federal rate of 34 percent as follows:

                                                                  Period from
                                                               October 24, 2002
                                                           (date of incorporation)
                                                                    through
                                                               November 30, 2002
                                                               -----------------
Statutory rate applied to income before income taxes           $            (680)
Increase (decrease) in income taxes resulting from:
     State income taxes                                                     --
     Effect of statutory amortization periods for
       organizational, start-up and merger transaction costs                 657
     Other, including reserve for deferred tax asset
       and application of net operating loss carryforward                     23
                                                               -----------------
         Income tax expense                                    $            --
                                                               =================

                            SOUTHWEST MORTGAGE CORP.
                        (a development stage enterprise)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE G - Income Taxes - Continued

Temporary differences, consisting primarily of statutory deferrals of expenses for organizational costs, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of November 30, 2002:

                                                                   November 30,
                                                                       2002
                                                                   ------------

     Deferred tax assets
       Net operating loss carryforwards                            $         23
       Less valuation allowance                                             (23)
                                                                   ------------
         Net Deferred Tax Asset                                    $        --
                                                                   ============

During the period from October 24, 2002 (date of incorporation) through November 30, 2002 , the reserve for the deferred current tax asset increased by approximately $23.


NOTE H - Equity Transactions

At its October 24, 2002 capitalization, Southwest Mortgage Corp. sold an aggregate 10,000,000 shares of restricted, unregistered common stock to its founding stockholder for cash proceeds of approximately $1,000.

On October 24, 2002, the Company issued an aggregate 500,000 shares of common stock pursuant to, the merger transaction with Nor-Tex, the Plan and in accordance with the provisions of Section 1145 of the Bankruptcy Code. This action satisfied the anticipated merger transaction contemplated in the Plan and effected Nor-Tex's final discharge of the bankruptcy action. Additionally, the issuance of these shares pursuant to Section 1145 of the Bankruptcy Code did not require registration of the approximately 500,000 "new" shares pursuant to the Securities Act of 1933.